EXHIBIT 99.1

Coastal.com Recognized Among Canada's Ten Most Admired Corporate Cultures of 2013

VANCOUVER, British Columbia, Nov. 27, 2013 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. (Nasdaq:COA) (TSX:COA) ("Coastal.com" or "the Company"), the leading online provider of eyewear, was one of the winners for Canada's Ten Most Admired Corporate Cultures™ of 2013. Coastal.com's Canadian subsidiary is www.ClearlyContacts.ca.

This award was founded and presented by Waterstone Human Capital, one of Canada's fastest-growing retained executive search firms, which specializes in recruiting for fit and cultural assessment. This national program, now in its ninth year, annually recognizes best-in-class Canadian organizations for having a culture that has helped them enhance performance and sustain a competitive advantage.

Coastal.com was recognized for the award within the mid-market category (revenues over $100 million to $500 million).

"What's so impressive about this diverse list of 2013 winners is the shared belief that their culture is a competitive advantage–whether they are a leading high-growth e-retailer or a not-for-profit foundation," said Marty Parker, CEO of Waterstone Human Capital, in a statement announcing the winners. "They know that building and sustaining a great culture will result in great performance."

Roger Hardy, Founder and CEO of Coastal.com, commented: "Here at Coastal.com, we are believers that culture plays an integral role in driving the performance of our organization. As proven by many companies, both past and present, a strong corporate culture can also help drive superior shareholder returns. We are honored to be included in such a diverse group of successful Canadian companies and want to thank Waterstone for recognizing an important—yet often overlooked—aspect of business."

Fast Facts – Canada's 10 Most Admired Corporate Cultures

  This is the 9th year of the Canada's 10 Most Admired Corporate Cultures program.
  Over 600 organizations were nominated.
  The program's 30-member Board of Governors, consisting of top executives from many leading organizations across Canada, voted on the submissions in early November and chose the ten winners in each of the four categories.
  Program winners will be honored at the Annual Canada's 10 Gala and Summit, which will be held on Monday, February 3, 2014 at the Hilton in Toronto.

About Waterstone Human Capital

Waterstone Human Capital is one of Canada's leading retained executive search firms, partnering with entrepreneurial-minded leaders of high-growth organizations across North America to help them unleash the power of their corporate culture. Waterstone is a firm founded and run by entrepreneurs, so they understand business from an entrepreneur's perspective. And as proud founders and presenters of Canada's 10 Most Admired Corporate Cultures, Waterstone is also at the forefront of best practices in culture and fit. For more information, please visit www.waterstonehc.com.

About Coastal.com

Coastal.com is the leading manufacturer and online retailer of eyewear products offered through a family of world class websites.  Established in 2000, the Coastal.com family of brands offers an extensive, in stock selection of prescription eyewear, contact lenses and sunglasses. Coastal.com's vision is to make the process simple...either on-line or at one of our retail showrooms...so our customers can see everything life has to offer.  For more information about Coastal.com (Nasdaq:COA), visit www.coastal.com.

CONTACT: Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal Contacts Inc.
         (604) 676-4498
         terryv@coastal.com

         or

         Liolios Group Inc.
         Scott Liolios or Cody Slach
         (949) 574-3860
         COA@liolios.com